	Six months ended June 30,		Years ended December 31	
	2018	**2017**	**2017**	**2016**[1] **(restated)**
	(in thousands, except share and per share data)			
Revenues				
Net product sales	$ 130,820	$ 108,225	$ 237,671	$ 170,522
Royalty revenue	752	6,207	6,449	40,918
Licensing and contract revenue	88	1,243	1,629	7,019
Total revenues	131,660	115,675	245,749	218,459
Cost of goods sold	67,138	55,900	125,188	125,616
Gross profit	64,522	59,775	120,561	92,843
Selling, general and administrative expenses	33,839	28,042	56,955	65,958
Acquisition-related costs	—	—	—	8,398
Research and development expenses	19,141	11,695	42,688	29,061
Impairment of intangible assets	—	41,700	72,520	21,475
Impairment of fixed assets	—	—	466	—
Total operating expenses	52,980	81,437	172,629	124,892
Operating income (loss)	11,542	(21,662)	(52,068)	(32,049)
Interest expense and amortization of debt discount	(10,084)	(14,419)	(29,052)	(20,187)
Other non-operating (loss) income, net	447	1,282	(4,522)	169
Total other non-operating expenses, net	(9,637)	(13,137)	(33,574)	(20,018)
Income (loss) before income taxes	1,905	(34,799)	(85,642)	(52,067)
Income tax (expense) benefit	(490)	4,739	40,487	10,246
Net income (loss)	$ 1,415	$ (30,060)	$ (45,155)	$ (41,821)
Net income (loss) per share:				
Basic	$ 1.41	$ (30.05)	$ (45.14)	$ (41.81)
Diluted	$ 1.32	$ (30.05)	$ (45.14)	$ (41.81)
Weighted-average ordinary shares:				
Basic	1,000,515	1,000,315	1,000,367	1,000,159
Diluted	1,070,613	1,000,315	1,000,367	1,000,159
Pro forma net income (loss) per share[2]:				
Basic	$ 0.07		$ (0.98)	
Diluted	$ 0.06		$ (0.98)	
Pro forma weighted-average ordinary shares[2]:				
Basic	42,857,139		42,850,799	
Diluted	45,859,792		42,850,799	
Other Financial Data				
Adjusted EBITDA[3]	$ 55,136	$ 48,153	$ 99,132	$ 43,081